U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Leenhouts                               Nelson          B.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

62 Woodbury Place
--------------------------------------------------------------------------------
                                    (Street)

Rochester                       New York                14618
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Home Properties of New York, Inc. (HME)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year

January 6, 2003

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [_]  10% Owner
     [x]  Officer (give title below)           [_]  Other (specify below)

    President and Co-Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)(7)      (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, Par value $.01          1/6/03         G               3,640       D               68,258         D

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)(7)     4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Units of Limited    (1)      *        *    *    *     *      *        *        *         *       *        219       D
Partnership
------------------------------------------------------------------------------------------------------------------------------------
Units of Limited    (1)      *        *    *    *     *      *        *        *         *       *        4,005     I Leenhout
Partnership                                                                                                          Ventures
                                                                                                                        (2)
------------------------------------------------------------------------------------------------------------------------------------
Units of Limited    (1)      *        *    *    *     *      *        *        *         *       *        214,688   I Home
Partnership                                                                                                         Leasing(3)
------------------------------------------------------------------------------------------------------------------------------------
Units of Limited    (1)      *        *    *    *     *      *        *        *         *       *        50,000    I Spouse
Partnership                                                                                                           (4)
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase  $20.50   *        *    *    *     *      *        *        *         *       *        1,468     D
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase  $26.50   *        *    *    *     *      *        *        *         *       *        15,000    D
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase  $25.125  *        *    *    *     *      *        *        *         *       *        6,000     D
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase  $27.125  *        *    *    *     *      *        *        *         *       *        50,000    D
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase  $31.375  *        *    *    *     *      *        *        *         *       *        50,000    D
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase  $30.15   *        *    *    *     *      *        *        *         *       *        50,000    D
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase  $34.65   *        *    *    *     *      *        *        *         *       *        50,000    D
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Phantom Stock Unit  1-for-1   *       *    *    *     *      *        *        *         *                7,582(6)  D

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

* Previously reported


(1) Units of Limited Partnership interests in Home Properties of New York, L.P. a New York limited partnership of which the Issuer is the general partner. The Reporting Person has the right to redeem the units for cash. The Issuer may elect to acquire the Units to be redeemed for shares of Common Stock at the rate of one Unit for one share of Common Stock or cash, at the option of the Issuer.

(2) Nelson Leenhouts is a general partner of Leenhouts Ventures. Represents his proportionate interest in that entity.

(3) Nelson Leenhouts is a director, shareholder and President of Home Leasing Corporation. Represents his proportionate interest in that entity.

(4) The Reporting Person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(5) Represents phantom stock units accrued to the Reporting Person's account pursuant to the dividend reinvestment feature of the Issuer's Deferred
Bonus Plan.

(6) The Reporting Person will be paid in the form of the Issuer's Common Stock on or about the 3rd, 5th or 10th anniversary of the deferral depending on the election of the Reporting Person.

(7)  Represents beneficial ownership as of January 6, 2003.


/s/ Nelson B. Leenhouts by Ann M. McCormick attorney-in-fact January 6, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101(b)
(4) of Regulation S-T
                                                                          Page 2